Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156941

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 13, 2009)

1,653,825 of Shares of Common Stock

We are offering a total of 1,653,825 shares of our common stock for a total issuance price of  $992,295 to Socius CG II, Ltd. (“Socius”). On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius. Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock in one or more tranches.  The debentures bear interest at an annual rate of 10% and the shares of Series A preferred stock accumulate dividends at the same rate.  Both the debentures and the shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  Neither the debentures nor the Series A preferred shares are convertible into common stock.  Shares of Series A preferred stock are not yet authorized.  Upon authorization, any outstanding debentures will be automatically converted into shares of Series A preferred stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius will be obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it purchases at its option, in cash or with a secured promissory note.  The shares of common stock covered by this prospectus represent the shares of common stock expected to be purchased by Socius and the commitment fee shares expected to be issued to Socius in connection with the initial tranche under the Securities Purchase Agreement.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of Common Stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche.  If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

We have been advised by Socius that the resale of any shares by Socius may be made by means of ordinary brokers’ transactions on the NYSE Amex or through any other means described in the section of this prospectus entitled “Plan of Distribution.” For additional information on the methods of sale that may be used by Socius, and regarding the terms of the Securities Purchase Agreement, see the section entitled “Plan of Distribution” beginning on page S-14 of this prospectus supplement.

Our common stock is traded on the NYSE Amex (formerly the American Stock Exchange) under the symbol “ZBB.”  As of September 2, 2010, the aggregate market value of our outstanding common stock held by non-affiliates was $12,604,806 based on 14,901,556 shares of outstanding common stock, of which 14,323,643 shares are held by non-affiliates, and a per share price of $0.88 based on the closing sale price of our common stock as quoted on the NYSE Amex on August 13, 2010.  Following this offering, we have sold securities with an aggregate market value of $3,774,545 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Before you invest, you should carefully read this prospectus supplement, the accompanying prospectus and all information incorporated by reference therein.  These documents contain information you should consider when making your investment decision.

Investing in these securities involves significant risks.  We strongly recommend that you read carefully the risks we describe in this prospectus supplement as well as in the accompanying prospectus and the risk factors that are incorporated by reference in this prospectus supplement from our filings made with the Securities and Exchange Commission.  See “Risk Factors” on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2010.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more information about us and the type of securities we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained, or referred to, in this prospectus supplement, on the one hand, and the information contained, or referred to, in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control. We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy units, nor do this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy units in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or units are sold on a later date.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “we,” “us” and “our” refer to ZBB Energy Corporation.

THE OFFERING

This summary highlights information about our Company and this offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” as well as the information incorporated by reference in this prospectus, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” or “ours” refer to ZBB Energy Corporation and its consolidated subsidiaries.

About ZBB Energy Corporation

ZBB Energy Corporation (NYSE AMEX: ZBB) provides distributed intelligent power management platforms that directly integrate multiple renewable and conventional onsite generation sources with rechargeable zinc bromide flow batteries and other storage technology. This platform solves a wide range of electrical system challenges in global markets for various types of sites with utility, governmental, commercial, industrial and residential end customers. A developer and manufacturer of its modular, scalable and environmentally friendly power systems (“ZESS POWR™”), ZBB Energy was founded in 1998 and is headquartered in Wisconsin, USA with offices also located in Perth, Western Australia.

Corporate Information

Our executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin  53051, and our telephone number is 262.253.9800.  Our Internet address is www.zbbenergy.com.  The information on our website is not incorporated by reference into this prospectus supplement, and you should not consider it part of this prospectus supplement or the accompanying prospectus.

Securities Purchase Agreement

On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock in one or more tranches.

The debentures bear interest at an annual rate of 10% and the shares of Series A preferred stock accumulate dividends at the same rate.  Both the debentures and the shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  Neither the debentures nor the Series A preferred shares are convertible into common stock.  Shares of Series A preferred stock are not yet authorized.  Upon authorization, any outstanding debentures will be automatically converted into shares of Series A preferred stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius will be obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it purchases at its option, in cash or with a secured promissory note.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of common stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche. If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

The shares of common stock covered by this prospectus represent the shares of common stock expected to be purchased by Socius and the commitment fee shares expected to be issued to Socius in connection with the initial tranche under the Securities Purchase Agreement.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus as well as the information incorporated by reference in this prospectus  including our financial statements and the related notes. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Our stock price could be volatile and our trading volume may fluctuate substantially.

The price of our common stock has been and may in the future continue to be extremely volatile, with the sale price fluctuating from a low of $0.20 to a high of $6.00 since June 18, 2007, the first day our stock was traded on the NYSE Amex (formerly American Stock Exchange).  Many factors could have a significant impact on the future price of our common stock, including:

•	our inability to raise additional capital to fund our operations, whether through the issuance of equity securities or debt;

•	our failure to successfully advance the development of our programs or otherwise implement our business objectives;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital committees by or involving us or our competitors;

•	our ability to consummate a strategic transaction to ensure the continued funding of our operations, including corporate collaborations, merger and acquisition activities and consolidations;

•	our ability to successfully integrate our acquisitions and realize anticipated benefits from acquisitions;

•	changes or contemplated changes in U.S. and foreign governmental regulations;

•	competitors’ publicity regarding actual or potential products under development;

•	competitors announcing technological innovations or new commercial products;

•	changes in our intellectual property portfolio or developments or disputes concerning proprietary rights, including patent litigation;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	changes in accounting policies or practices;

•	news reports relating to trends, concerns and other issues in our industry;

•	general domestic and international economic conditions and other external factors;

•	general market conditions; and

•	the degree of trading liquidity in our common stock.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  This volatility has had a significant effect on the market price of securities issued by many companies which may be unrelated to the operating performance of those particular companies.  These broad market fluctuations may adversely affect our share price, notwithstanding our operating results, and any shares of common stock purchased in this offering may in the future trade at a lower price than that at which they were purchased.

For the three-month period ended June 30, 2010, the daily trading volume for shares of our common stock ranged from 15,600 to 1,774,200 shares traded per day, and the average daily trading volume during such three-month period was 189,103 shares traded per day. Accordingly, our investors who wish to dispose of their shares of common stock on any given trading day may not be able to do so or may be able to dispose of only a portion of their shares of common stock.

We have incurred losses and anticipate incurring continuing losses.

For the nine months ended March 31, 2010, the Company had revenues of $1,556,148. During this period, the Company had a net loss of $6,859,085. For the year ended June 30, 2009, the Company had revenues of $1,156,792. During this period, the Company had a net loss of $5,561,056. There can be no assurance that the Company will have income from operations or net income during the fourth fiscal quarter of 2010 or thereafter.  As of March 31, 2010 we had an accumulated deficit of $44.1 million. We anticipate that we will continue to incur losses until we can produce and sell a sufficient number of our systems to be profitable. However, we cannot predict when we will operate profitably, if ever. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future.

We will need additional financing.

We will need additional financing to maintain and expand our business, and such financing may not be available on favorable terms, if at all.  In the event that we issue any additional equity securities, investors’ interests in the company will be diluted and investors may suffer dilution in their net book value per share depending on the price at which such securities are sold.  If we issue any such additional equity securities, such issuances also will cause a reduction in the proportionate ownership and voting power of all other stockholders.  Further, any such issuance may result in a change in control.

When we need additional financing, we cannot provide assurance that it will be available on favorable terms, if at all. If we need funds and cannot raise them on acceptable terms, we may not be able to:

•	execute our growth plan;

•	take advantage of future opportunities, including synergistic acquisitions;

•	respond to customers and competition; or

•	remain in operation.

We are not restricted from issuing additional common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock.  The issuance of any additional shares of common stock or securities convertible into, exchangeable for or that represent the right to receive common stock or the exercise of such securities could be substantially dilutive to shareholders of our common stock.  The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.  Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.  Thus, our shareholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interests in us.

The debentures and Series A preferred shares issuable to Socius under the Securities Purchase Agreement will be senior to our common stock upon liquidation. We may issue other debt and/or senior equity securities in the future which would be senior to our common stock upon liquidation.  Upon liquidation, holders of our debt securities, senior equity securities and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock.

If we fail to adequately manage our resources, it could have a severe negative impact on our financial results or stock price.

We could be subject to fluctuations in technology spending by existing and potential customers. Accordingly, we will have to actively manage expenses in a rapidly changing economic environment. This could require reducing costs during economic downturns and selectively growing in periods of economic expansion. If we do not properly manage our resources in response to these conditions, our results of operations could be negatively impacted.

We may be unsuccessful in our efforts to obtain federal government grants which could harm our business and results of operations.  We also may be unsuccessful in our efforts to monetize government tax credits and other off balance sheet assets.

We may seek to obtain government grants and subsidies in the future to offset all or a portion of the costs of maintaining and expanding our business. We cannot be certain that we will be able to secure any such government grants or subsidies. Any grants that we may obtain could be terminated, modified or recovered by the granting governmental body under certain conditions.  We also have $29 million of net operating loss carryforwards and $14.675 million of Department of Energy sponsored tax credits.  We are exploring ways to monetize or to use these off balance sheet assets.  However, there can be no assurance that these efforts will prove successful.

Our success depends on our ability to retain our managerial personnel and to attract additional personnel.

Our success depends largely on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. We currently have 31 full-time employees.  The loss of members of managerial staff could have a material adverse effect on our future operations and on successful development of products for our target markets. The failure to maintain management and to attract additional key personnel could materially adversely affect our business, financial condition and results of operations.

Businesses and consumers might not adopt alternative energy solutions as a means for obtaining their electricity and power needs, and therefore our revenues may not increase, and we may be unable to achieve and then sustain profitability.

On-site distributed power generation solutions, such as fuel cell, photovoltaic and wind turbine systems, which utilize our energy storage systems, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electrical power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely upon less traditional means of purchasing electricity. We cannot assure you that businesses and consumers will choose to utilize on-site distributed power at levels sufficient to sustain our business in this area. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

•	market acceptance of fuel cell, photovoltaic and wind turbine systems that incorporate our products;

•	the cost competitiveness of these systems;

•	regulatory requirements; and

•	the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

Our industry is highly competitive and we may be unable to successfully compete.

We compete in the market for renewable energy products and services which is intensely competitive.  Evolving industry standards, rapid price changes and product obsolescence also impact the market. Our competitors include many domestic and foreign companies, most of which have substantially greater financial, marketing, personnel and other resources than we do.  Our current competitors or new market entrants could introduce new or enhanced technologies, products or services with features that render our technologies, products or services obsolete or less marketable.  Our success will be dependent upon our ability to develop products that are superior to existing products and products introduced in the future, and which are cost effective. In addition, we may be required to continually enhance any products that are developed as well as introduce new products that keep pace with technological change and address the increasingly sophisticated needs of the marketplace. Even if our technology currently proves to be commercially feasible, there is extensive research and development being conducted on alternative energy sources that may render our technologies and protocols obsolete or otherwise non-competitive.

Technological developments in any of a large number of competing processes and technologies could make our technology obsolete and we have little ability to manage that risk. There can be no assurance that we will be able to keep pace with the technological demands of the marketplace or successfully develop products that will succeed in the marketplace. As a small company, we will be at a competitive disadvantage to most of our competitors, which include larger, established companies that have substantially greater financial, technical, manufacturing, marketing, distribution and other resources than us.

There can be no assurance that new products or technologies, presently unknown to management, will not, at any time in the future and without warning, render our technology less competitive or even obsolete. Technology advances claimed by current or new competitors may ultimately prove to make our products obsolete. Major companies, academic and research institutions, or others, for example, could develop new products which could potentially render our products obsolete. Moreover, our technology could be susceptible to being analyzed and reconstructed by an existing or potential competitor. Although the Company may be the license holder of certain United States patents respecting its products, we may not have the financial resources to successfully defend such patents, were it to become necessary, by bringing patent infringement suits against parties that have substantially greater resources than those available to us.

In addition, competitors may develop technology and products that can be sold and installed at a lower per unit cost. There can be no assurance that we will have the capital resources available to undertake the research which may be necessary to upgrade our equipment or develop new devices to meet the efficiencies of changing technologies. Our inability to adapt to technological change could have a materially adverse effect on our results of operations.

Unless we keep pace with changing technologies, we could lose existing customers and fail to win new customers.

Our future success will depend upon our ability to develop and introduce a variety of new products and services and enhancements to these new products and services in order to address the changing needs of the marketplace. We may not be able to accurately predict which technologies customers will support. If we do not introduce new products, services and enhancements in a timely manner, if we fail to choose correctly among technical alternatives or if we fail to offer innovative products and services at competitive prices, customers may forego purchases of our products and services and purchase those of our competitors.

If our products do not perform as promised, we could experience increased costs, lower margins and harm to our reputation.

The failure of our products to perform as promised could result in increased costs, lower margins and harm to our reputation. This could result in contract terminations and have a material adverse effect on our business and financial results.

Our relationships with our strategic partners may not be successful and we may not be successful in establishing additional partnerships, which could adversely affect our ability to commercialize our products and services.

An important element of our business strategy is to enter into strategic partnerships with partners who can assist us in achieving our business goals.  If we are unable to reach agreements with suitable strategic partners, we may fail to meet our business objectives for the commercialization of our products. We may face significant competition in seeking appropriate alliance partners. Moreover, these development agreements and strategic alliances are complex to negotiate and time consuming to document. We may not be successful in our efforts to establish additional strategic partnerships or other alternative arrangements. The terms of any additional strategic partnerships or other arrangements that we establish may not be favorable to us. In addition, these partnerships may not be successful, and we may be unable to sell and market our products to these companies and their affiliates and customers in the future, or growth opportunities may not materialize, any of which could adversely affect our business, financial condition and results of operations.

Shortages or delay of supplies of component parts may adversely affect our operating results until alternate sources can be developed.

Our operations are dependent on the ability of suppliers to deliver quality components, devices and subassemblies in time to meet critical manufacturing and distribution schedules. If we experience any constrained supply of any such component parts, such constraints, if persistent, may adversely affect operating results until alternate sourcing can be developed. There may be an increased risk of supplier constraints in periods where we are increasing production volume to meet customer demands. Volatility in the prices of these component parts, an inability to secure enough components at reasonable prices to build new products in a timely manner in the quantities and configurations demanded or, conversely, a temporary oversupply of these parts, could adversely affect our future operating results.

We have no experience manufacturing our products on a large-scale basis and may be unable to do so at our current facility.

To date, we have achieved only very limited production of our energy storage systems and have no experience manufacturing our products on a large-scale basis. In February 2006 we acquired a building we were previously leasing in Menomonee Falls, Wisconsin which provides up to 72,000 square feet for use as a manufacturing facility. This facility is currently producing at less than 10% of its expected capacity. However, we do not know whether our current manufacturing facility, even if operating at full capacity, will be adequate to enable us to produce the energy storage systems in sufficient quantities to meet hoped for future orders. If there is demand for our products, our inability to manufacture a sufficient number of units on a timely basis would have a material adverse effect on our business prospects, financial condition and results of operations.

We market and sell, and plan to market and sell, our products in numerous international markets. If we are unable to manage our international operations effectively, our business, financial condition and results of operations could be adversely affected.

We market and sell, and plan to market and sell, our products in a number of foreign countries, including Australia, South Africa, Canada, European Union countries, the United Kingdom, Italy, Chile, Brazil, India, Mexico as well as Puerto Rico, various Caribbean island nations and various southeast Asia countries, and we are therefore subject to risks associated with having international operations. Risks inherent in international operations include, but are not limited to, the following:

•	changes in general economic and political conditions in the countries in which we operate;

•	unexpected adverse changes in foreign laws or regulatory requirements, including those with respect to renewable energy, environmental protection, permitting, export duties and quotas;

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries;

•
fluctuations in exchange rates may affect demand for our products and may adversely affect our profitability in US dollars to the extent the price of our products and cost of raw materials and labor are denominated in a foreign currency;

•	difficulty with staffing and managing widespread operations;

•	difficulty of, and costs relating to compliance with, the different commercial and legal requirements of the overseas markets in which we offer and sell our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	difficulty in enforcing agreements in foreign legal systems.

Our business in foreign markets requires us to respond to rapid changes in market conditions in these countries. Our overall success as a global business depends, in part, on our ability to succeed in differing legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business, which in turn could adversely affect our business, financial condition and results of operations.

Currency translation and transaction risk may adversely affect our business, financial condition and results of operations.

Our reporting currency is the US dollar, and we conduct our business and incur costs in the local currency of most countries in which we operate. As a result, we are subject to currency translation risk.  We expect a portion of our revenues to be generated outside the United States and denominated in foreign currencies in the future. Changes in exchange rates between foreign currencies and the US dollar could affect our revenues and cost of revenues, and could result in exchange losses.  We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations.  Currently, we do not engage in any exchange rate hedging activities and, as a result, any volatility in currency exchange rates may have an immediate adverse effect on our business, results of operations and financial condition.

The success of our business depends on our ability to develop and protect our intellectual property rights, which could be expensive.

Our success depends to a significant extent on our ability to obtain patent protection on technologies and products and preserve trade secrets and to operate without infringing the proprietary rights of others. There can be no assurance that any patent applications or patents we are able to license will afford any competitive advantages or will not be challenged or circumvented by third parties. Furthermore, there can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before any of our potential products can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

We also rely on trademarks, copyrights, trade secrets and know-how to develop, maintain and strengthen our competitive positions. While we take steps to protect our proprietary rights to the extent possible, there can be no assurance that third parties will not know, discover or develop independently equivalent proprietary information or techniques, that they will not gain access to our trade secrets or disclose our trade secrets to the public. Therefore, we cannot guarantee that we can maintain and protect unpatented proprietary information and trade secrets. Misappropriation of our intellectual property would have an adverse effect on our competitive position and may cause us to incur substantial litigation costs.

We may be subject to claims that we infringe the intellectual property rights of others, and unfavorable outcomes could harm our business.

Our future operations may be subject to claims, and potential litigation, arising from our alleged infringement of patents, trade secrets or copyrights owned by other third parties. We intend to fully comply with the law in avoiding such infringements. However, we may become subject to claims of infringement, including such claims or litigation initiated by existing, better-funded competitors. We could also become involved in disputes regarding the ownership of intellectual property rights that relate to our technologies. These disputes could arise out of collaboration relationships, strategic partnerships or other relationships. Any such litigation could be expensive, take significant time, and could divert management’s attention from other business concerns. Our failure to prevail in any such legal proceedings, or even the mere occurrence of such legal proceedings, could substantially affect our ability to meet our expenses and continue operations.

If our common stock is de-listed from the NYSE AMEX, the common stock will become less liquid.

Our shares have been listed on the NYSE Amex (formerly the American Stock Exchange) since June 18, 2007.  We are required to comply with all reporting and listing requirements on a timely manner and maintain our corporate governance and independent director standards. If the NYSE Amex delists our common stock from trading if we fail to satisfy their ongoing listing requirements including, without limitation, corporate governance, financial condition, and financial reporting rules and minimum price and market capitalization rules, we will be adversely affected and our stock will become less liquid. There can be no assurance that our securities will remain eligible for trading on the NYSE Amex. If our common stock is delisted, our stockholders would not be able to sell the common stock on the NYSE Amex, and their ability to sell any of their common stock would be severely if not completely limited.

We have never paid cash dividends and do not intend to do so.

We have never declared or paid cash dividends on our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors.

USE OF PROCEEDS

On September 2, 2010, ZBB delivered the first tranche notice under the Securities Purchase Agreement pursuant to which Socius will be required to purchase from the Company $517,168 of redeemable subordinated debentures.  The closing of the sale of debentures, which is subject to satisfaction of customary closing conditions, is anticipated to occur on September 20, 2010. In connection with the tranche, (1) Socius will also be required to purchase 1,163,629 shares of common stock for a total purchase price of $698,177 and at a per share purchase price of $0.60 and (2) we will issue to Socius 490,196 shares of common stock in payment of the commitment fee payable by us to Socius in connection with the initial tranche under the Securities Purchase Agreement, which shares of common stock are being registered by the registration statement of which this prospectus is a part.

We expect to receive approximately $510,000 of net cash proceeds for the sale of these debentures.  However, we may not receive any immediate cash proceeds from the sale of shares of common stock since the shares may be paid for with secured promissory notes.

We anticipate using any cash proceeds for general corporate purposes and anticipate applying amounts due us under any such promissory notes towards redemption of the debentures and/or shares of Series A preferred stock issued to Socius under the Securities Purchase Agreement.

Dilution

Our net tangible book value as of March 31, 2010 was $3,213,187 or $0.21 per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Following the sale of shares of common stock in the offering, our net tangible book value as of March 31, 2010 would have been $3,723,187, or $0.22 per share. This represents an immediate increase in net tangible book value of $0.01 per share to existing stockholders and an immediate dilution in net tangible book value of $0.38 per share to purchasers of common stock in this offering.  The following table illustrates this calculation.

Offering price per share of common stock		$0.60
Net tangible book value per share as of March 31, 2010	$0.21
Increase per share attributable to this offering	$0.01
As adjusted tangible book value per share after this offering		$0.22
Dilution per share to new investors in this offering		$0.38

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 14,901,556 outstanding as of March 31, 2010 and excludes:

•	1,846,031 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $1.76 per share;

•	2,161,992 shares of common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $2.01 per share;

•	872,953 shares of common stock reserved for future grants and awards under our equity incentive plans as of March 31, 2010; and

•	shares of common stock issuable upon exercise of warrants to be issued in connection with this offering.

DESCRIPTION OF SECURITIES

Authorized Capital

We currently have authority to issue $10 million of redeemable subordinated debentures and 150 million shares of common stock, par value $0.01 per share.  As of August 30, 2010, we had no debentures issued and outstanding and 14,901,556 shares of common stock issued and outstanding.

We currently do not have authority to issue any shares of preferred stock.  However, as described below, if we obtain shareholder approval to authorize the issuance of shares of Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock.

Common Stock

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting.

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

We have not declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

Warrants

Under the Securities Purchase Agreement, in connection with each tranche of debentures and/or shares of Series A preferred stock a portion of the warrant issued to Socius under the Securities Purchase Agreement will become exercisable over a two-year period for a number of shares of common stock equal to 35% of the amount of the tranche at per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice.  Socius may pay the warrant exercise price, at Socius’ option, in cash or through issuance of a secured promissory note.

Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche.

The warrant provides that we may not submit a tranche notice if after giving effect to the acquisition of the warrant shares associated with such tranche, Socius, together with its affiliates and any person acting as a group with such holder, would beneficially own in excess of 9.99% of our outstanding common stock.  If we fail to timely deliver shares following exercise of a warrant, we will be obligated for liquidated damages and compensation for any purchases made by the holder to cover any shares not timely delivered.

Debentures

Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase in separate tranches over such period up to $10 million of redeemable subordinated debentures and/or shares of redeemable Series A preferred stock.  The material terms and provisions of the debentures are summarized below.  For the complete terms of the debentures, you should refer to the form debenture which was filed as an exhibit to the Current Report on Form 8-K filed with the SEC by the Company on August 31, 2010.

Ranking and Voting

The debentures would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common stock, and any other classes of stock or series of preferred stock of the Company, and (2) junior to all existing and future indebtedness of the Company. Holders of debentures will not have rights to vote on any matters, questions or proceedings, including the election of directors.

Conversion

We currently do not have authority to issue any shares of preferred stock.  However, if we obtain shareholder approval to authorize the issuance of shares of redeemable Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock. The number of shares of Series A preferred stock issuable upon conversion of the debentures is equal to the principal amount of the debentures plus accrued but unpaid interest thereon, divided by $10,000. The debentures are not convertible into common stock.

Interest

Commencing on the date of issuance the debentures accumulate interest at an annual rate of 10%. Accrued interest is payable upon redemption of the debentures.

Redemption

We may redeem, for cash or by application of the outstanding balance due us under any outstanding secured promissory notes issued to us by Socius to purchase shares of common stock under the Securities Purchase Agreement or to acquire shares issuable upon exercise of any warrants, any or all of the debentures at any time after the first anniversary of the issuance date thereof, at a redemption price per debenture equal to the original purchase price therefor (the “Debenture Liquidation Value”), plus any accrued but unpaid interest with respect to such debenture (the “Debenture Redemption Price”). If we exercise this redemption option with respect to any debenture prior to the fourth anniversary of the issuance date of such debenture, then in addition to the Debenture Redemption Price, we must pay to Socius a redemption premium equal to the following with respect to such redeemed debenture: (1) 27% of the Debenture Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the issuance date, (2) 18% of the Debenture Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the issuance date, and (3) 9% of the Debenture Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the issuance date.

If we determine to liquidate, dissolve or wind-up our business and affairs, or effect (1) a merger or consolidation, except any merger or consolidation in which our shares of capital stock outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation, or (2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by us of all or substantially all our assets (a “Deemed Liquidation Event”), we are required to redeem the debentures at the Debenture Redemption Price (plus any required premium for early redemption).

Series A Preferred Stock

Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of convertible redeemable subordinated debentures and/or shares of non-convertible redeemable Series A preferred stock in one or more tranches.  The material terms and provisions of the Series A preferred stock are summarized below.  For the complete terms of the Series A preferred stock, you should refer to the form certificate of designations attached to the Securities Purchase Agreement which was filed as an exhibit to the Current Report on Form 8-K filed with the SEC by the Company on August 31, 2010.

We currently do not have authority to issue any shares of preferred stock.  However, if we obtain shareholder approval to authorize the issuance of shares of redeemable Series A preferred stock in accordance with the Securities Purchase Agreement, any outstanding debentures will automatically convert into shares of Series A preferred stock.

Should shares of Series A preferred stock be authorized, such shares would have the following rights and preferences.

Ranking and Voting

The Series A preferred stock would rank, with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common stock, and any other classes of stock or series of preferred stock of the Company, and (2) junior to all existing and future indebtedness of the Company. Except as required by law or as set forth in the certificate of designations for the Series A preferred stock, holders of the Series A preferred stock will not have rights to vote on any matters, questions or proceedings, including the election of directors.

Protective Provisions

 So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative approval of the holders of a majority of the shares of the Series A preferred stock then outstanding (voting as a class), (1) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (2) authorize or create any class of stock ranking as to distribution of assets upon a liquidation senior to or otherwise at parity with the Series A preferred stock, (3) increase the authorized number of shares of Series A preferred stock, (4) liquidate, dissolve or wind-up our business and affairs, or effect any Deemed Liquidation Event (as defined above), or (5) enter into any agreement with respect to the foregoing.

Conversion

The Series A preferred stock is not convertible into common stock.

Dividends and Other Distributions

Commencing on the date of issuance of any such shares of Series A preferred stock, holders of Series A preferred stock shall be entitled to receive dividends on each outstanding share of Series A preferred stock, which shall accrue at an annual rate of 10% from the date of issuance. Accrued dividends shall be payable upon redemption of the Series A preferred stock.

Liquidation

Upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, before any distribution or payment is made to the holders of any junior securities, the holders of Series A preferred stock shall first be entitled to be paid out of the assets of the Company available for distribution to its stockholders an amount with respect to the Liquidation Value, as defined below, after which any remaining assets of the Company shall be distributed among the holders of the other class or series of stock in accordance with the Company’s Articles of Incorporation.

Redemption

We may redeem, for cash or by application of the outstanding balance due us under any outstanding secured promissory note issued to us by Socius to purchase shares of common stock under the Securities Purchase Agreement or to acquire shares issuable upon exercise of any warrants, any or all of the shares of Series A preferred stock at any time after the first anniversary of the issuance date thereof, or if such shares were issued upon conversion of debentures the initial issuance of such debentures (whichever such date applies, the “Deemed Issuance Date”), at the redemption price per share equal to the original purchase price therefor (the “Preferred Liquidation Value”), plus any accrued but unpaid dividends with respect to such shares of Series A preferred stock (the “Preferred Redemption Price”). If we exercise this redemption option with respect to any Series A preferred stock prior to the fourth anniversary of the Deemed Issuance Date of such Series A preferred stock, then in addition to the Preferred Redemption Price, we must pay to Socius a redemption premium equal to the following with respect to such redeemed Series A preferred stock: (1) 27% of the Preferred Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the Deemed Issuance Date, (2) 18% of the Preferred Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the Deemed Issuance Date, and (3) 9% of the Preferred Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the Deemed Issuance Date.

If we determine to liquidate, dissolve or wind-up our business and affairs, or effect a Deemed Liquidation Event, we are required to redeem the Series A preferred stock at the Preferred Redemption Price (plus any required premium for early redemption).

 PLAN OF DISTRIBUTION

On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of convertible redeemable subordinated debentures and/or shares of non-convertible redeemable Series A preferred stock in separate tranches.

Under the Securities Purchase Agreement, in connection with each tranche Socius will be required to purchase that number of shares of our common stock equal in value to the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). In addition, in connection with each tranche notice a portion of a warrant issued to Socius under the Securities Purchase Agreement will vest and become exercisable for a number of shares of common stock equal in value to up to 35% of the amount of the tranche at a per share price equal to the Investment Price.  Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche.

As a result of the foregoing, under the Securities Purchase Agreement, in connection with each tranche Socius will be obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice.  Socius may pay for the shares it so purchases at its option, in cash or with a secured promissory note. Any such promissory note will bear interest at 2.0% per year. The entire principal balance and interest on the promissory note is due and payable on the fourth anniversary of the date of the promissory note, and may be applied by us toward the redemption of debentures or shares of Series A preferred stock held by Socius. The promissory note is secured by securities owned by Socius with a fair market value equal to the principal amount of the promissory note.

Under the terms of the Securities Purchase Agreement, we are obligated to pay Socius a commitment fee in the form of shares of common stock or cash, at our option.  The amount of the commitment fee will be $500,000 if it is paid in cash and $588,235 if it is paid in shares of Common Stock.  Payment of the commitment fee will occur 50% at the time of the first tranche and 50% at the time of the second tranche.  If not earlier paid, the commitment fee is payable in full on the six-month anniversary of the effective date of the Securities Purchase Agreement.

Our ability to submit a tranche notice is subject to certain conditions including that: (1) a registration statement covering our sale of shares of common stock to Socius in connection with the tranche is effective and (2) the issuance of such shares and warrants would not result in Socius and its affiliates beneficially owning more than 9.99% of our common stock.

In addition to our issuance of shares of common stock to Socius pursuant to the Securities Purchase Agreement, this prospectus supplement also covers the resale of shares of common stock from time to time by Socius to the public.  In connection with Socius’ sale of our shares of common stock, Socius is deemed an “underwriter” within the meaning of the Securities Act and the compensation paid to Socius is deemed to be underwriting commissions or discounts. We have agreed in the Securities Purchase Agreement to provide indemnification to Socius against certain civil liabilities.

Socius may, from time to time, sell any or all of its shares of common stock on the NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Socius may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account;

•	broker-dealers may agree with Socius to sell a specified number of such shares at a stipulated price per share;

•	privately negotiated transactions; or

•	a combination of any such methods of sale.

Socius may use an unaffiliated broker-dealer to effectuate sales of shares of common stock.  Such sales would be made on the NYSE Amex or otherwise at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each such broker-dealer could receive commissions from Socius which are not expected to exceed customary brokerage commissions.

Socius may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act.

Socius and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Socius or any unaffiliated broker-dealer. Under these rules and regulations, Socius and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;

•
must furnish each broker that offers shares of our shares of common stock covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Socius and any unaffiliated broker-dealer.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares to be sold to Socius. We will bear all of the costs relating to the registration of such shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by Socius. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to Socius for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

 SELLING STOCKHOLDER

The following table sets forth the number of shares of common stock beneficially owned by Socius immediately prior to the date of this prospectus and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by Socius to reflect the assumed sale of all of the shares offered under this prospectus.  Socius has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by it.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering
Selling Stockholder	Number of Shares Owned	Percent	Number of Shares Being Registered	Number of Shares Owned	Percent
Socius CG II, Ltd. (1)	-	-	1,653,825	-	-

(1)
Voting and dispositive power with respect to the shares held by Socius CG II, Ltd. is exercised by Ward Jensen, the Vice President-Trading of Socius CG II, Ltd.  However the Securities Purchase Agreement contains a restrictive covenant under which Socius is prohibited from: (1) voting any shares of Company common stock owned or controlled by it or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; (2) engaging or participating in any actions, plans or proposals which relate to or would result in, among other things, (a) an extraordinary corporate transaction such as a merger, (b) a sale of a material amount of assets, (c) any change in the present board of directors or management, (c) any change in capitalization or (d) any other change in the Company’s business or corporate structure; or (3) request the Company to amend or waive any such covenants.  Socius CG II, Ltd. is not a registered broker-dealer or an affiliate of a registered broker-dealer.

The selling stockholder provided us with information with respect to its share ownership. Because we are unable to estimate the number of shares that will be held upon resale of shares of common stock being registered hereby we have assumed that the selling stockholder will sell all of such shares. See “Plan of Distribution.”

 LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.